SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549




                                  AMENDMENT NO. 4

                                        TO

                                  SCHEDULE 14D-1
                              TENDER OFFER STATEMENT
        PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934




                              GIDDINGS & LEWIS, INC.
                             (Name of Subject Company)


                                 DSFA CORPORATION
                          HARNISCHFEGER INDUSTRIES, INC.
                                     (Bidders)


                      COMMON STOCK, $.10 PAR VALUE PER SHARE
                          (Title of Class of Securities)


                                    375048-10-5
                       (CUSIP Number of Class of Securities)





                              K. THOR LUNDGREN, ESQ.
                          HARNISCHFEGER INDUSTRIES, INC.
                               3600 SOUTH LAKE DRIVE
                           ST. FRANCIS, WISCONSIN 53235
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)


                                      COPY TO:

                             ANDREW R. BROWNSTEIN, ESQ.
                           WACHTELL, LIPTON, ROSEN & KATZ
                                 51 WEST 52ND STREET
                              NEW YORK, NEW YORK 10019
                                   (212) 403-1000

                This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 28, 1997, as amended (the "Schedule 14D-1"), relating to the offer by DSFA Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $.10 par value per share (the "Common Shares"), together with (unless and until the Purchaser declares that the Rights Condition is satisfied) the Rights, of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $19 per Common Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

        ITEM 5.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
                   THE BIDDER

        ITEM 10.   ADDITIONAL INFORMATION.

                   At 11:59 p.m., New York City time, on May 14, 1997, the waiting period applicable to Parent's HSR filing to acquire in excess of 50% of the voting securities of the Company expired without the federal antitrust agencies objecting or requesting additional information. Under the HSR Act, Parent and the Purchaser, and any other subsidiary of Parent, are now free to purchase Company shares.

                   On May 15, 1997, Parent and the Purchaser filed with the Commission definitive solicitation materials (the "Definitive Solicitation Materials") relating to Parent's and the Purchaser's solicitation of Written Demands to call a Special Meeting. The Definitive Solicitation Materials are filed herewith as Exhibit
        (g)(6) and are incorporated herein by reference.

                   On May 15, 1997, Parent issued a press release relating to the foregoing matters. The full text of such press release is filed herewith as Exhibit (a)(14) and is incorporated herein by reference.


        ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS


            (a)(14)   Press release, dated May 15, 1997, issued by
                      Parent.

            (g)(6) Definitive Solicitation Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on May 15, 1997.






                                    SIGNATURES

                After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         HARNISCHFEGER INDUSTRIES, INC.



                                         By: /s/ Francis M. Corby, Jr.
                                         Name:   Francis M. Corby, Jr.
                                         Title:  Executive Vice President for
                                                    Finance and Administration



                                         DSFA CORPORATION



                                         By: /s/ Francis M. Corby, Jr.
                                         Name:   Francis M. Corby, Jr.
                                         Title:  Vice President and Treasurer






        Dated: May 15, 1997

                                    EXHIBIT INDEX


          EXHIBIT
            NO.*     DESCRIPTION


           (a)(1)*        Offer to Purchase, dated April 28, 1997.

           (a)(2)*        Form of Letter of Transmittal.

           (a)(3)*        Form  of  Letter  from  Lehman  Brothers  Inc.  to
                          Brokers,    Dealers,   Commercial   Banks,   Trust
                          Companies and Nominees.

           (a)(4)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

           (a)(5)*        Form of Notice of Guaranteed Delivery.

           (a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(7)* Summary Advertisement as published in The Wall Street Journal on April 28, 1997.

           (a)(8)*        Text of Press Release, dated April 25, 1997.

           (a)(9)*        Text of Press Release, dated April 28, 1997.

           (a)(10)* Text of Press Release, dated May 8, 1997, issued by Parent.

           (a)(11)* Text of Press Release, dated May 9, 1997, issued by Parent.

           (a)(12)* Text of Letter, dated May 9, 1997, from Jeffery T. Grade to Marvin L. Isles.

           (a)(13)*       Press release,  dated  May  13,  1997,  issued  by
                          Parent.

           (a)(14)        Press  release,  dated  May  15,  1997,  issued by
                          Parent.

           (b)(1)*        Commitment Letter, dated  April  21,  1997,  among
                          Harnischfeger    Industries,   Inc.,   The   Chase
                          Manhattan Bank and Chase Securities Inc.

           (c)            Not applicable.

           (d)            Not applicable.

           (e)            Not applicable.

           (f)            None.

           (g)(1)* Preliminary Solicitation Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on April 28, 1997.

           (g)(2)*        Preliminary   Proxy   Statement  of  Harnischfeger
                          Industries, Inc. and DSFA Corporation, filed with the Commission on April 28, 1997.

           (g)(3)* Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of Wisconsin on April 25, 1997.

      _______________________________

      *   Previously filed.

                                    EXHIBIT INDEX


          EXHIBIT
            NO.      DESCRIPTION


           (g)(4)* Revised Preliminary Solicitation Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on May 13, 1997.

           (g)(5)* Revised Preliminary Proxy Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on May 13, 1997.

           (g)(6) Definitive Solicitation Statement of Harnischfeger Industries, Inc. and DSFA Corporation, filed with the Commission on May 15, 1997.






































      _______________________________

      *   Previously filed.